UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

HILLEVAX, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

43157M102

(CUSIP Number)

May 3, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	43157M102
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abingworth LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,838,486*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,838,486*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,838,486*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*Based on information reported by HilleVax, Inc. (the “Issuer”) in its Current Report on Form 8-K filed with the Securities and Exchange Commission on May 3, 2022 (the “Event Date”), there were 33,427,209 shares of common stock, par value $0.0001 per share (the “Common Stock”) outstanding as of the Event Date. As of the Event Date, Abingworth LLP (“Abingworth”) may be deemed to beneficially own an aggregate of 1,838,486 shares of Common Stock. The number of shares of Common Stock reported above consists of 1,838,486 shares of Common Stock held directly by Abingworth Bioventures 8 LP (“ABV 8”), where Abingworth is the investment manager with voting and dipositive power with respect to such securities. Thus, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth may be deemed to beneficially own the 1,838,486 shares of Common Stock held by ABV 8, representing 5.5% of the Common Stock deemed issued and outstanding as of the Event Date.

CUSIP No.	43157M102
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abingworth Bioventures 8 LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,838,486*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,838,486*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,838,486*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*Based on information reported by HilleVax, Inc. (the “Issuer”) in its Current Report on Form 8-K filed with the Securities and Exchange Commission on May 3, 2022 (the “Event Date”), there were 33,427,209 shares of common stock, par value $0.0001 per share (the “Common Stock”) outstanding as of the Event Date. The number of shares of Common Stock reported above consists of 1,838,486 shares of Common Stock held directly by Abingworth Bioventures 8 LP, representing 5.5% of the Common Stock deemed issued and outstanding as of the Event Date.

Item 1(a). Name of Issuer:

HilleVax, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

75 State Street, Suite 100 - #9995

Boston, Massachusetts 02109

Item 2(a). Name of Persons Filing:

This Schedule 13G is being filed on behalf of (i) Abingworth Bioventures 8, LP (“ABV 8”), and (ii) Abingworth LLP (“Abingworth” and together with ABV 8, the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if None, Residence:

The principal business address for Abingworth and ABV 8 is Princess House, 38 Jermyn Street, London, England SW1Y 6DN.

Item 2(c). Citizenship:

Abingworth is a limited liability partnership organized under the laws of England. ABV 8 is a limited partnership organized under the laws of England.

Item 2(d). Title of Class of Securities:

Common Stock, par value 0.0001 per share (the “Common Stock”)

Item 2(e). CUSIP Number:

43157M102

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

Not Applicable.

Item 4. Ownership.

As reported in the cover pages to this report, the ownership information with respect to the Reporting Persons is as follows:

(a)	Amount Beneficially Owned:		1,838,486*

(b)	Percent of Class:		5.5%*

(c)	Number of Shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:	0

	(ii)	Shared power to vote or to direct the vote:	1,838,486*

	(iii)	Sole power to dispose or to direct the disposition of:	0

	(iv)	Shared power to dispose or to direct the disposition of:	1,838,486*

*Based on information reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on May 3, 2022 (the “Event Date”), there were 33,427,209 shares of Common Stock outstanding as of the Event Date. The number of shares of Common Stock reported above consists of 1,838,486 shares of Common Stock held directly by ABV 8, where Abingworth is the investment manager with voting and dipositive power with respect to such securities. Thus, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth may be deemed to beneficially own the 1,838,486 shares of Common Stock held by ABV 8, representing 5.5% of the Common Stock deemed issued and outstanding as of the Event Date.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2022

ABINGWORTH LLP

By:	/s/ John Heard
Name:	John Heard
Title:	Authorized Signatory

ABINGWORTH BIOVENTURES 8, LP

By: Abingworth LLP, its Manager

By:	/s/ John Heard
Name:	John Heard
Title:	Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)

JOINT FILING AGREEMENT

This Agreement will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock of HilleVax, Inc. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below, in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of May 13, 2022

ABINGWORTH LLP

	By:	/s/ John Heard
	Name:	John Heard
	Title:	Authorized Signatory

ABINGWORTH BIOVENTURES 8 LP

By: Abingworth LLP, its Manager

	By:	/s/ John Heard
	Name:	John Heard
	Title:	Authorized Signatory